Contact: Don M. Gibson For Immediate Release
417-520-4333

GUARANTY FEDERAL BANCSHARES, INC.
REINSTATES STOCK REPURCHASE PLAN

SPRINGFIELD, MO - (March 26, 2002) - Guaranty Federal Bancshares, Inc, (NASDAQ:GFED), the holding company for Guaranty Federal Savings Bank, today announced that it has reinstated its stock repurchase program, which was temporarily suspended on December 10, 2001.

On January 5, 2001 the Company announced its intention to repurchase up to 10%, or 437,764 shares, of its outstanding stock. To date 381,128 shares have been repurchased under this plan at an average cost of $12.52.

The Company also announced today that Don E. Gibson, President and CEO, had been named to the Board of Directors of Guaranty Federal Bancshares, Inc. and its subsidiary Guaranty Federal Savings Bank. Mr. Gibson was previously named as President and CEO on January 11, 2002.

Guaranty Federal Bancshares Inc. has subsidiary corporations offering banking, investment and insurance services. The principal subsidiary, Guaranty Federal Savings Bank, is located in Springfield, Missouri, and has eight branches and 18 ATM locations located in Greene and Christian Counties. In addition, Guaranty Federal is a member of the Privileged Status ATM network, which provides its customers surcharge free access to over 60 area ATMs and over 1,000 ATMs Nationwide.